

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 8, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of HEAT BIOLOGICS, INC., under the Exchange Act of 1934:

- Common Stock, par value $0.0002 per share
- Common Stock Purchase Rights

Sincerely,